3THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

June 26, 2013

Ms. Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572

  In response to your letter of comments dated March 4, 2013, please be advised as follows:

General

1.           A Form 8-K is being filed concurrently herewith.

Fees Paid to Kodiak Capital, LLC

2.           The parties mutually agreed to amend the agreement between them.

Capital Requirements, page 9

3.           We have updated the Risk Factor 4 section to state the risk that we may not be able to raise all of the $2,000,000 and our capital needs in the near term.

Management’s Discussion and Analysis or Plan of Operations, page 20

4.           We have updated the disclosure in the last paragraph on page 20 to clarify that the reasonable funding requirement of $2 million is estimated to fund our operations and capital requirements over the next twelve months and that we expect to generate revenues in the next six to twelve months, and therefore would not require additional funding.

Results of Operations, page 26

From Inception on December 12, 2006 to December 31, 2012, page 26

5.           We have revised the amount of loss from inception to December 31, 2012 to $17,365,763 and the amount of loss from inception to December 31, 2011 to $10,361,972 to agree with the financial statements, after the adjustments for the correction of error mentioned in Note 15 to our December 31, 2012 audited financial statements.

Ms. Mara L. Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572
June 26, 2013
Page 2

6.           We have revised the amounts and disclosures in the eighth and tenth paragraphs on page 27 to agree with the disclosures in our financial statements for the year ended December 31, 2012.

Executive Compensation, page 38

7.           We have amended the Form S-1 to provide the following additional disclosures regarding the valuation of the stock awards:
•
The values reported represent the issue date fair value of the shares calculated as the difference between the quoted stock price per share of between $0.04 and $0.05 per share at the time of issue and the issuance price of $0.0001 per share multiplied by the number of shares issued.

8.           We have added details to disclose the number of shares received by each officer and director and any cash received from them.

Certain Transactions, page 42

9.           We have added details to disclose the number of shares received by each officer and director and any cash received from them.

Financial Statements, page 46

Report of Independent Registered Public Accounting Firm, page F-1

10.         We have included the predecessor auditors’ reports and consents in the revised Form S-1.

11.         We have included the revised report from our independent registered public accounting firm in the revised Form S-1.

Notes to Consolidated Financial Statements, page F-6

Note 1 – Organization and Going Concern, page F-6

12.         We have revised the amount of the accumulated deficit in the first paragraphs to agree with our financial statements for the year ended December 31, 2012.

Note 2 – Accounting Policies and Operations, page F-7

Note 3 – Common Stock, page F-13

13.         The amount of $70,000 relating to the issuance of 1,000,000 shares of common stock issued to the consultant is recognized over the term of service. As at December 31, 2011, there was $56,767 in prepaid expenses and $13,233 has been expensed and shown as non-cash expenses in the statement of cash flows.

Ms. Mara L. Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572
June 26, 2013
Page 3

14.         We have added the following to Note 3 to disclose how we determined the fair value of the subscription option asset:
•
The fair value of the option was valued using the following assumptions and estimates in the binomial lattice valuation model: Expected life of 6 months, volatility of 230%, dividend yield of 0% and risk-free interest rate of 0.13%.

Note 8 – Rophe Acquisition, page F-18

15.
•
In accordance with FASB ASC 805-30-30-7, the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer. In accordance with FAS ASC 820-10-55-51/52, the restriction on the sale of an asset has an impact on the fair value measurement of the asset.

Since the stock issued to Rophe shareholders had not been initially registered under the Securities Act of 1933 and could not be offered for sale, sold, transferred or assigned in the absence of an effective registration statement, the quoted share price of the same Kallo stock but which is unrestricted and trades in the public market would have to be adjusted to reflect the effect of the restriction in order to arrive at fair value of the restricted stock issued to Rophe shareholders. The adjustment of 15% was estimated by management taking into account factors such as the inability of the Rophe shareholders to immediately access the public market and the uncertainty regarding the duration of this restriction.

•
In accordance with FASB ASC 805-10-25-6, management had identified December 31, 2009 as the acquisition date. This was the date that was referred to in the agreement dated December 11, 2009 as the closing date when all conditions under Article V of the agreement being met, i.e: 3 million shares of Kallo was issued to Rophe shareholders, John Cecil and Samuel Baker, the original Rophe shareholders, were appointed to the Board of Directors of Kallo. December 31, 2009 is also the closing date mentioned in the Company’s Form 8-K filed on January 7, 2010.

In accordance with FASB ASC 805-10-25-13 to 19, management took the view that as at December 31, 2009, the reporting year in which the combination occurred, the initial accounting for the business combination was still incomplete. The measurement period lasted until March 31, 2010 when the Company had to file its 2009 annual financial statements. As allowed under FASB ASC 805-10-25-13 to 19, Kallo was able to retrospectively adjust for provisional amounts recognized at the acquisition date to reflect new information about facts and circumstances that existed at the acquisition date including the consideration transferred for the acquire

In accordance with FASB ASC 805-10-25-17, during the measurement period, the acquirer shall recognize adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date.

Ms. Mara L. Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572
June 26, 2013
Page 4

When the initial agreement was signed on December 11, 2009, Kallo has negligible cash and the cash payments of $450,000 in February and March 2010 was dependent on a bridge financing of up to $15 million becoming available to Kallo over a 36 months period – the term sheet was signed on September 15, 2009. However, right after the year ended December 31, 2009, it became clear that the bridge financing would not close and therefore Kallo would be unable to make the cash payments of $450,000 in February and March 2010. Discussions began immediately on settling the $450,000 with stock of Kallo and on March 16, 2010, an amended agreement was signed for the issuance of an additional 3 million shares. Management treated this amendment as happening during the measurement period and retrospectively recorded the issuance of the shares as at the date of acquisition, taking the position that the acquisition obligations payable based on the original agreement did not reflect the acquisition-date fair value of that liability.

We also note that the closing share price on the date of the amended agreement of March 16, 2010, was $0.15 per share, which was the same closing share price on the date of the original agreement dated December 11, 2009 and the closing date/acquisition date identified by the Company.

•	See above response.

•
Rophe was a developer of integration technologies for the medical industry. Rophe’s key product was the EMR integration engine. It is an interoperable platform that allows for the integration of “best of breed” products in the health care marketplace allowing users to extract key patient data into a common file. Each caregiver will be able to access a full picture of the patient’s medical history anywhere via the internet. The medical record can be sent to a personal digital assistant (“PDA”) or mobile telephone for immediate use.

In addition to the EMR integration engine, Rophe also had three earlier stage product candidates with proprietary technologies:

C&ID-IMS - A web-based solution for health organizations in respective countries to manage information about Communicable and Infectious disease. The online system allows for close monitoring of any outbreak instantaneously and allows for proactive measures to be taken to initiate rapid responses in terms of quick outbreak control, quarantine and prevention and spread

CCG - A clinical care globalization technology that allows for the standardization of clinical process and treatment protocols. The product allows for the harmonization of medical records between countries such that when an individual opts for an emergency or elective surgery in a foreign country (often referred to as the “medical tourism” industry) the home country will receive standardized information which will allow them to more effectively treat patients for their follow-up care in their home country. The business model is expected to be structured such that Rophe will have a separate data centre and will sell their service through an application service provider (“ASP”).

Ms. Mara L. Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572
June 26, 2013
Page 5

MC-Telehealth - A mobile clinic enabling the physician to transmit data to remote areas allowing them to treat and diagnose individuals while accessing laboratory information, diagnostic imaging, diagnoses and clinical notes. The mobile clinic can be dropped into rural or remote populations that are cut off by geographical isolation, lack of infrastructure or emergencies (i.e. natural disasters). The product design marries two complex healthcare delivery systems; Mobile Healthcare and Telemedicine.

The Status of the above Technologies on the acquisition date was at the Functional Architectural pre-commercial stage due to financial requirements to complete the software development and commercialize the technology.

Pettinelli Mastroluisi Consulting Inc., a Business Valuations and Litigation Support firm, under the pen of Jeff B. Marino, MBA, CMA, CBV, had prepared a valuation report as at December 31, 2009, estimating  the expected returns from the sale and installation of Rophe’s EMR solutions to be not lower than the negotiated price between Kallo and Rophe and concluding that 100% of the FMV of the Company should be allocated to the copyrighted proprietary technology.

Another intangible asset impairment analysis was prepared by Cross Roads Consulting, LLC, an external consultant, under the pen of M. Scott Calhoun, CPA, CVA, CMAP, dated January 14, 2013, concluding that there was no impairment in the carrying amount of the copyrighted proprietary technology.

Note 13 – Commitments and Contingencies, page F-20

Contingent liability, page F-21

16.         We have no basis to assess whether the Longstaff model of valuing stock-based compensation is a model accepted by tax authorities. The tax authorities has not indicated any particular method of valuation as being acceptable or unacceptable. However, guidance from tax authorities suggest recognizing the facts and circumstances of each case in the determination of fair and using reasonable judgment and objectivity in the selection and analysis of the relevant facts of each valuation. We believe we have used reasonable judgment and have determined the valuation of the stock-based compensation for income tax purposes in good faith.

Stock-based compensation is not a deductible expense to the Company under income tax rules, therefore any adjustment would not have a direct impact on the tax liability of the Company. Any adjustment due to the valuation model used to estimate the value of stock-based awards would be taxable to the recipients of the stock-based awards personally and potentially the Company for failing to withhold the appropriate taxes. The penalty for failing to withhold taxes is normally 10% of the amounts involved.

We estimate that the likelihood of taxing authorities objecting to our valuation is remote. At this point, we cannot make an estimate of the potential loss arising from any liability for withholding taxes.

Ms. Mara L. Ransom
Securities and Exchange Commission
RE:	Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572
June 26, 2013
Page 6

Exhibits

17.         The Memorandum of Understanding we have executed with the Ministry of Health of the Republic of Ghana has been attached as Exhibit 10.32 to the revised Form S-1/A.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

18.         We have included the revised consent from our independent registered public accounting firm in the revised Form S-1.

Form 10-K for Fiscal Year Ended December 31, 2012

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

19.         The amended Form 10-K is being amended and filed concurrently herewith.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Kallo Inc.